AcuNetx, Inc.
2301 W. 205th St, Suite102
 Torrance, CA 90501

November 5, 2010

BY EDGAR
Securities and Exchange Commission
Washington, DC 20549

Attn:	Brian Cascio Accounting Branch Chief

Re:	AcuNetx, Inc. Form 10-K/A for the year ended December 31, 2009 File No. 000-27857

Dear Sirs:

This is in response to your letter of October 13, 2010 concerning the Annual Report on Form 10-K for the year ended December 31, 2009, and Amendment No. 1 thereto, of AcuNetx, Inc. (“AcuNetx”).

Form 10-K/A for the year ending December 31, 2009

1. This is to confirm that I have reviewed our disclosure in response to Item 9A in Amendment No. 1 to our Report on Form 10-K in light of your comments.

As noted in the original filing, AcuNetx has a small number of employees, and is able to minimize risks of inaccurate financial reporting because we do not duplicate functions or spread responsibilities to multiple parties. We assign major tasks to individuals within the Company in the areas of their specialty skills. Notwithstanding the small number of employees, we conduct our review in accordance with the criteria set forth in the Internal Control -Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Accordingly, after this review, I continue to believe that our internal controls over financial reporting are effective.

We understand that AcuNetx is responsible for the adequacy and accuracy of the disclosure in our filings with the SEC. We also understand that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing. Further, we understand that AcuNetx may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the staff’s comments and request that the staff contact the undersigned at (310) 328-0477 with any questions regarding this letter.

Very truly yours,

/s/ Robert S. Corrigan
Robert S. Corrigan, President AcuNetx, Inc.